2101 - 885 West Georgia Street Vancouver, B.C. Canada V6C 3E8 Tel: +1 604 689 78 42 Fax: +1 604 689 42 50	Hovslagargatan 5 SE-111 48 Stockholm, Sweden Tel: +46 8 545 074 70 Fax: +46 8 545 074 71

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, THE
UNITED STATES, AUSTRALIA, SOUTH AFRICA OR JAPAN

NEWS RELEASE

PROPOSED MERGER OF
LUNDIN MINING CORPORATION AND
ARCON INTERNATIONAL RESOURCES P.L.C.

March 18, 2005 (TSX: LUN; O-list Stockholmsbörsen: LUMI) .... Lundin Mining Corporation ("Lundin Mining") is pleased to announce that the attached announcement under Rule 2.5 of the Irish Takeover Rules (the "2.5 Announcement") was issued in Ireland today. The 2.5 Announcement sets out the terms and conditions of the previously announced proposed merger of Lundin Mining and Arcon International Resources P.L.C. ("Arcon") agreed by Lundin Mining and the Independent Directors of Arcon. The merger will be effected by means of a recommended merger offer to be made by Lundin Mining to acquire the entire issued and to be issued capital of Arcon on the terms and conditions set forth in the attached 2.5 Announcement and to be more particularly described in an offer document (the "Offer Document") to be circulated to Arcon shareholders on or about March 21, 2005.

ON BEHALF OF THE BOARD
"Edward F. Posey"
President

For further information, please contact:

Karl-Axel Waplan, Exec. V.P. Operations	+46 705 104 239
Sophia Shane, Investor Relations	+1 604 689 7842

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, THE UNITED STATES, AUSTRALIA, SOUTH AFRICA OR JAPAN

18 March 2005

PROPOSED MERGER OF
LUNDIN MINING CORPORATION ("LUNDIN MINING") AND
ARCON INTERNATIONAL RESOURCES P.L.C. ("ARCON")

Merger will create diversified European base metals producer

Further to the announcement made by Lundin Mining and ARCON on 3 March 2005, the Board of Directors of Lundin Mining and the Independent Directors of ARCON are pleased to announce that they have reached agreement on the terms of a recommended Merger of the two companies (the "Merger").

Under the terms of the Merger Offer, each holder of 100 ARCON Shares will be entitled to receive US$36.2198 in cash (the "Cash Component") and 3.2196 Lundin Mining Swedish Depository Receipts ("Lundin Mining SDRs") (the "Securities Component") and so on in proportion for any greater or lesser number of ARCON Shares held, such that 32 ARCON Shares will entitle the holder to approximately US$11.59 in cash and 1 Lundin Mining SDR. Fractions of Lundin Mining SDRs will not be distributed but will be aggregated and sold in the market for the benefit of the relevant ARCON Shareholders.

The terms of the Merger Offer also contain a limited cash alternative (the "Cash Alternative") whereby all ARCON Shareholders may elect to receive an amount of cash equivalent to the full value of the Merger Offer per ARCON Share in respect of the first 1,000 ARCON Shares registered in each ARCON Shareholder's name. ARCON Shareholders owning 1,000 or less ARCON Shares will be entitled to elect to receive this Cash Alternative in respect of their entire ARCON Shareholding. The value of this Cash Alternative per ARCON Share will represent the Cash Component of the Merger Offer for an ARCON Share plus an amount of cash equivalent to the value of the Securities Component of the Merger Offer for an ARCON Share as at the date the Merger Offer becomes or is declared unconditional in all respects.

Based on the Closing Price of SEK71 per Lundin Mining SDR on the O-list of the Stockholm Stock Exchange on 16 March 2005, the last practicable date prior to the issue of this announcement ("Announcement"), and based on the prevailing US$/€ and SEK/€ exchange rates on 16 March 2005, the Merger Offer values each ARCON Share at €0.522 (the "Current Merger Value per ARCON Share") and the entire issued share capital of ARCON (assuming the exercise of all outstanding options under the ARCON Share Option Schemes) at approximately €93.4 million as at that date. This represents a premium of approximately 14% over the Closing Price of €0.46 per ARCON Shares on 16 March 2005 (the last practicable date prior to the issue of this Announcement).

The Merger will create a diversified European base metals producer with aggregate annual zinc production of approximately 152,000 MT of metal in concentrate and annual lead production of approximately 46,000 MT of metal in concentrate (each based on year ended 31 December 2004), as well as copper and silver production and a substantial exploration portfolio. The Enlarged Group will have the ability to commit financial and technical resources for investment in, and exploration around, the Galmoy mine making it possible to seek to both enhance operational efficiencies and extend Galmoy's mine life.

Commenting on the Merger, Mr. Lukas Lundin, Chairman of Lundin Mining, said:

"This Merger will create a premier zinc mining investment choice for investors. With three low-cost mines focused in Europe, the Enlarged Group will generate substantial cash flow which will be used to further enhance the Enlarged Group's growth strategy. The Merger will combine two quality management teams who can invest immediately in the Galmoy mine to further enhance operational performance and to seek to expand the Galmoy mine life through a substantially enhanced exploration program. The Enlarged Group will continue to have the backing of the Lundin family, with its track record of adding shareholder value, and the involvement of Sir Anthony O'Reilly, ARCON's principal shareholder, who, following completion of the Merger, will have a significant interest in the share capital of the Enlarged Group (approximately 9% on an undiluted basis)."

Mr. Patrick Hayes, Chairman of the Independent Committee of ARCON Directors established, following consultation with, and the agreement of, the Irish Takeover Panel, for the purposes of considering the Merger Offer, said:

"This Merger Offer allows ARCON Shareholders to realise both a cash value for part of their investment in ARCON which reflects the current favourable sentiment towards base metal equities, and also facilitates their retention of part of their investment through a shareholding in the Enlarged Group that maintains exposure (while diversifying risk) to future production and exploration opportunities in both Ireland and Sweden."

This summary should be read in conjunction with the full text of the attached Announcement.

For further information, contact:

Lundin Mining Corporation		ARCON International Resources P.l.c.
Karl-Axel Waplan	+46 705 104 239	Peter Kidney	+353 1 667 3063
Sophia Shane	+1 604 689 7842	(Independent Director)
		James McCarthy	+353 1 283 7144
(Director)

Macquarie Bank Limited		Davy Corporate Finance Limited
(Financial Adviser to Lundin Mining)		(Financial Adviser to the Independent
Richard Gannon	+44 20 7065 2173	Directors of ARCON)
		Eugenée Mulhern	+353 1 679 6363

Murray Consultants
(Public relations adviser to ARCON)
		Pauline McAlester	+353 1 498 0300

Macquarie Bank Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Lundin Mining and no one else in connection with the Merger Offer for ARCON and will not be responsible to anyone other than Lundin Mining for providing the protections afforded to clients of Macquarie Bank Limited or for giving advice in relation to the Merger Offer, the contents of this Announcement or any transaction or arrangement referred to herein.

Davy Corporate Finance Limited, which is regulated in Ireland by the Irish Financial Services Regulatory Authority, is acting for the Independent Directors and for no one else in relation to the matters described in this Announcement and will not be responsible to anyone other than the Independent Directors for providing the protections afforded to clients of Davy Corporate Finance Limited or for giving advice in relation to the matter referred to in this Announcement.

This Announcement has been approved, solely for the purposes of section 21 of the Financial Services and Markets Act 2000 of the UK, by Macquarie Bank Limited of Levels 29 & 30, CityPoint, One Ropemaker Street, London EC2Y 9HD, which is authorised and regulated in the United Kingdom by the Financial Services Authority.

The full text of the conditions and reference to certain further terms of the Merger are set out in Appendix I and form part of this Announcement.

The Directors of Lundin Mining accept responsibility for the information contained in this Announcement, other than that relating to ARCON, the ARCON Group, the Directors of ARCON and members of their immediate families, related trusts and persons connected with them and other than the recommendation and related opinions of the Independent Directors. To the best of the knowledge and belief of the Directors of Lundin Mining, who have taken all reasonable care to ensure that such is the case, the information contained in this Announcement for which they accept responsibility is in accordance with the facts and, does not omit anything likely to affect the import of such information.

The Directors of ARCON, other than Mr. W. James Tilson, accept responsibility for the information contained in this Announcement, other than that relating to Lundin Mining, the Lundin Mining Group, the Directors of Lundin Mining and members of their immediate families, related trusts and persons connected with them except for the recommendation and related opinions of the Independent Directors. To the best of the knowledge and belief of the Directors of ARCON other than Mr. W. James Tilson, who have taken all reasonable care to ensure that such is the case, the information contained in this Announcement for which they accept responsibility is in accordance with the facts and, does not omit anything likely to affect the import of such information. The Independent Directors accept responsibility for the recommendation and the related opinions of the Independent Directors contained in this Announcement. To the best of the knowledge and belief of the Independent Directors, who have taken all reasonable care to ensure that such is the case, the information contained in this Announcement for which they accept responsibility is in accordance with the facts and, does not omit anything likely to affect the import of such information.

Any person who is the holder of 1% or more of the Shares of ARCON may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover (Amendment) Rules 2002, effective from the date of the commencement of the offer period in respect of the Merger Offer.

This Announcement does not constitute an offer or an invitation to purchase or subscribe for any securities and does not constitute an offer of Lundin Mining Securities.

Unless otherwise determined by Lundin Mining, the Merger Offer will not be made directly or indirectly in, into or from Australia, Japan, South Africa, the United States or any other jurisdiction where it would be unlawful to do so, or by the use of the mails, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce, or by any facility of a national securities exchange of Australia, Japan, South Africa, the United States or any other jurisdiction where it would be unlawful to do so, and the Merger Offer will not be capable of acceptance by any such means, instrumentality or facility from within Australia, Japan, South Africa, the United States or any jurisdiction where it would be unlawful to do so. Accordingly, unless otherwise determined by Lundin Mining, neither copies of this Announcement nor any other documents related to the Merger Offer are being, or may be, mailed or otherwise distributed or sent in, into or from Australia, Japan, South Africa, the United States or any other jurisdiction where it would be unlawful to do so and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from Australia, Japan, South Africa, the United States or any other jurisdiction where it would be unlawful to do so, as doing so may invalidate any purported acceptance of the Merger Offer. Notwithstanding the foregoing restrictions, Lundin Mining reserves the right to permit the Merger Offer to be accepted, if in its sole discretion, it is satisfied that the transaction in question is exempt from or not subject to the legislation or regulation giving rise to the restrictions in question.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, THE UNITED STATES, AUSTRALIA, SOUTH AFRICA OR JAPAN

18 March 2005

PROPOSED MERGER OF
LUNDIN MINING CORPORATION ("LUNDIN MINING") AND
ARCON INTERNATIONAL RESOURCES P.L.C. ("ARCON")

1. Introduction

Further to the announcement made by Lundin Mining and ARCON on 3 March 2005, the Board of Directors of Lundin Mining and the Independent Directors of ARCON are pleased to announce that they have reached agreement on the terms of a recommended Merger of the two companies (the "Merger").

2. Terms and Structure of the Merger Offer

The Merger will be effected by means of a recommended Merger Offer to be made by Lundin Mining to acquire the entire issued and to be issued share capital of ARCON (other than ARCON Shares in the beneficial ownership of Lundin Mining as at the date of despatch of the Offer Document) and will be made on the terms and subject to the conditions set out in Appendix I and certain further terms set out in the Offer Document.

Under the terms of the Merger Offer, each holder of 100 ARCON Shares will be entitled to receive:

  US$36.2198 in cash (the "Cash Component"); and
  3.2196 Lundin Mining Swedish Depository Receipts ("Lundin Mining SDRs") (the "Securities Component")

and so on in proportion for any greater or lesser number of ARCON Shares held, such that 32 ARCON Shares will entitle the holder to approximately US$11.59 in cash and 1 Lundin Mining SDR. Fractions of Lundin Mining SDRs will not be created or distributed but will be aggregated and sold in the market for the benefit of the relevant ARCON Shareholders. Therefore ARCON Shareholders holding less than 32 ARCON Shares will receive US$0.362198 in cash per ARCON Share as the consideration under the Cash Component of the Merger Offer plus the pro rata net proceeds of the sale of aggregated Lundin Mining SDRs in respect of the Securities Component of the Merger Offer.

The terms of the Merger Offer also contain a limited cash alternative (the "Cash Alternative") whereby all ARCON Shareholders may elect to receive an amount of cash equivalent to the full value of the Merger Offer per ARCON Share in respect of the first 1,000 ARCON Shares registered in each ARCON Shareholder's name. ARCON Shareholders owning 1,000 or less ARCON Shares will be entitled to elect to receive this

Cash Alternative in respect of their entire ARCON Shareholding. The value of this Cash Alternative per ARCON Share will represent the Cash Component of the Merger Offer for an ARCON Share plus an amount of cash equivalent to the value of the Securities Component of the Merger Offer for an ARCON Share, which shall be determined on the basis of the Closing Price of Lundin Mining SDRs on the date the Merger Offer becomes or is declared unconditional in all respects. Further details of the Cash Alternative will be set out in the Offer Document. Where any ARCON Shareholder splits their holding of ARCON Shares after the date of this Announcement by transferring ARCON Shares to persons connected with them (as defined by section 10 of the Taxes Consolidation Act 1997), then the ARCON Shares held by such connected persons shall be treated as a single holding of ARCON Shares for the purposes of any election under the Cash Alternative received from those connected persons. The provisions relating to the settlement currency shall apply to the Cash Alternative.

Based on the Closing Price of SEK71 per Lundin Mining SDR on the O-list of the Stockholm Stock Exchange on 16 March 2005, the last practicable date prior to the issue of this announcement ("Announcement"), and based on the prevailing US$/€ and SEK/€ exchange rates on 16 March 2005, the Merger Offer values each ARCON Share at €0.522 (the "Current Merger Value per ARCON Share") and the entire issued share capital of ARCON (assuming the exercise of all outstanding options under the ARCON Share Option Schemes) at approximately €93.4 million as at that date. This represents a premium of approximately 14% over the Closing Price of €0.46 per ARCON Share on 16 March 2005 (the last practicable date prior to the issue of this Announcement).

The expressed value of the Merger Offer will fluctuate in accordance with movements in the price per Lundin Mining SDR and with movements in the US$/€ exchange rate (which affects the Cash Component of the Merger Offer) and the SEK/€ exchange rate (which affects the Securities Component of the Merger Offer).

While the value per ARCON Share under the Merger Offer at the date of the Initial Announcement of €0.538 (based on the prevailing exchange rates and the Closing Price of Lundin Mining Shares on the Toronto Stock Exchange on 2 March 2005) (the "2 March 2005 Value per ARCON Share") represented a small discount to the Closing Price per ARCON Share of €0.57 on 2 March 2005, the 2 March 2005 Value per ARCON Share and the Current Merger Value per ARCON Share represent premia of approximately 32% and 28% over the average Closing Prices per ARCON Share in the 12 month period prior to the commencement of the Offer Period, approximately 35% and 31% over the average Closing Price per ARCON Share in the 6 month period prior to the commencement of the Offer Period, and approximately 30% and 26% over the average Closing Price per ARCON Share in the 3 month period prior to the commencement of the Offer Period.

Following the compulsory acquisition of the remaining shares in NAN not owned by Lundin Mining, Lundin Mining will have issued approximately 1,313,396 Lundin Mining SDRs to shareholders in NAN. Allowing for this dilution and assuming full acceptance of the Merger Offer, and ignoring the effect of the issue, if any, of ARCON Shares pursuant to the ARCON Share Option Schemes, and ignoring elections, if any, for the Cash Alternative, ARCON Shareholders will own approximately 14% of the entire issued share capital of Lundin Mining (on an undiluted basis) immediately following completion of the Merger Offer.

• Settlement currency

ARCON Shareholders will have the ability under the Merger Offer to elect to receive cash consideration (that is, the Cash Component in respect of their ARCON Shares and any amount they are entitled to pursuant to an election for the Cash Alternative) in euro or sterling (if resident in a Participating State or the United Kingdom respectively). In default of election, the cash consideration will be paid in euro to ARCON Shareholders resident in a Participating State and in sterling to ARCON Shareholders resident in the United Kingdom. ARCON Shareholders resident elsewhere will receive cash consideration in US dollars. The amount payable will be calculated by reference to the relevant prevailing US$/€, SEK/€, SEK/Stg£ and US$/Stg£ exchange rates as determined by the Receiving Agent at the latest practicable time for the relevant payment date. Further details in relation to this facility will be contained in the Offer Document.

• Swedish Depository Receipts

The Securities Component of the consideration under the Merger Offer will be satisfied by the creation of Lundin Mining SDRs, which will be quoted on the O-list of the Stockholm Stock Exchange and which will rank pari passu in all respects with existing Lundin Mining SDRs. Details of the rights and restrictions attaching to the Lundin Mining SDRs will be contained in the Offer Document.

3. Conditions

The Merger Offer will be made on the terms and subject to the conditions set out in Appendix I of this Announcement and certain further terms set out in the Offer Document.

4. Cash Alternative

In considering the terms of the Merger Offer, the Independent Directors recognised that a number of ARCON Shareholders with relatively small shareholdings in ARCON will have an entitlement under the Merger Offer to only a small number of Lundin Mining SDRs. Accordingly, in order to alleviate disadvantages suffered by smaller shareholders due to higher transactional costs as a percentage of the value of their holdings and difficult administrative hurdles in trading of small holdings, Lundin Mining has agreed to provide the Cash Alternative.

5. Background to and reasons for the Merger Offer

The Board of ARCON has considered a strategy of diversifying both production and exploration risk as a means of optimising shareholder value, and the Independent Directors believe that the Merger Offer delivers these objectives.

The Merger Offer presents ARCON Shareholders with the opportunity to participate in an enlarged group with three significant operating assets instead of just one at Galmoy and a targeted expansion of the Galmoy mine life through a substantially enhanced exploration program as well as other exploration opportunities in Sweden.

Furthermore, the Merger Offer allows ARCON Shareholders to realise a cash value for part of their investment in ARCON which reflects the current favourable sentiment towards base metals equities.

In considering the Merger Offer, the Independent Directors have had regard to the risks facing ARCON as a standalone company with a single and maturing producing asset, notwithstanding the significant exploration and production progress made by ARCON over recent years. The following factors have been of relevance in the deliberations of the Independent Committee with respect to the Merger Offer:

  The combination of ARCON and Lundin Mining mine interests delivers risk diversification by exposing ARCON Shareholders to a broader asset portfolio comprising zinc, lead, copper and silver mineralisation and provides ARCON Shareholders with the ability to capitalise on the currently prevailing high commodity price environment.

  The production life of the Enlarged Group will be significantly extended relative to that of Galmoy alone. While the Galmoy mine now has, following the discovery of the R-Zone ore body, a commercial life of approximately 5 years (assuming no further discoveries), the Zinkgruvan mine has a significantly longer remaining commercial life, currently having an estimated 11-year reserve life with additional resources that could support mining for a further 8 years, and the Storliden mine now has an estimated remaining commercial life of approximately 3 years, with exploration also in progress which, if successful, would extend its mine life further.

  The greater financial scale and resources of the Enlarged Group can facilitate accelerated further development of the Galmoy mine. This would be achieved by investing in operations and exploration with a view to optimising the use of the mine facilities and potentially extending the mine life through successful exploration. While increases in concentrate production volumes from approximately 100,000 MT in 2002 to approximately 160,000 MT in 2004 at the Galmoy mine have been achieved, further investment is expected to result in enhanced production volumes.

  The Enlarged Group will also have increased and diversified exploration potential, with areas of initial focus likely to be around Galmoy and on acreage held by Lundin Mining in Skellefte, Bergslagen and Norrbotten districts (three major Swedish mining districts) offering prospects for zinc, lead and silver plus prospects for gold, copper and nickel.

  The technical expertise and experience of both companies and their respective management teams would be available to the Enlarged Group.

  Share price liquidity in the equity of the Enlarged Group is expected to be greater relative to that of ARCON since the Enlarged Group would immediately after the Merger Offer have a more diverse institutional and retail shareholder base.

The Merger Offer terms were negotiated with the objective of achieving terms that reflect the progress made by ARCON in developing Galmoy since the 2002 refinancing, and capturing and delivering value for ARCON Shareholders in the prevailing high zinc price environment. The Independent Directors believe that this has been successfully achieved and that implementation of the Merger Offer will create a group with a combination of improved cash flows, experienced management and a greater diversity of mines and growth opportunities over a wider geographic area.

6. Membership of Independent Committee

The Initial Announcement advised that Mr. Tony O'Reilly Jnr, non-executive Chairman of ARCON, is expected to be appointed to the Board of Lundin Mining following completion of the Merger Offer. This will be a non-executive position. For this reason, while Mr. Tony O'Reilly Jnr participated in the initial assessment of the Merger Offer, he exempted himself from consideration of the initial determination by the Board of ARCON as a whole as to whether it would be able to recommend an offer, if made, on the terms detailed in the Initial Announcement.

The Board of ARCON also advised in the Initial Announcement that an independent committee of the Board of ARCON would be established for the purposes of considering the offer if and when it was made. This Independent Committee has, following consultation with the Panel, been duly formed and comprises Mr. Patrick Hayes, Mr. Kevin Ross, Mr. James S. McCarthy, Mr. William A. Mulligan and Mr. Peter Kidney.

Mr. Tony O'Reilly Jnr is not a member of the Independent Committee, for the reasons set out above.

Mr. James S. D. McCarthy is a director of Corporate Finance Ireland Limited, which acts as an adviser to Fairfield, a provider of financing facilities to ARCON, as referred to in section 12 below. Mr. David Roxburgh is a director of Fitzwilton Limited (a company ultimately controlled by Sir Anthony O'Reilly and Mr. Peter John Gouldandris), which is a shareholder in ARCON. Because of the potential benefit receivable under the Merger Offer by each of these companies, in their respective capacities as a creditor and a shareholder of ARCON, the Panel requested (on the basis of the information provided to it) that Messrs McCarthy and Roxburgh consider exempting themselves from membership of the Independent Committee. Both Mr. McCarthy and Mr. Roxburgh have so exempted themselves. Therefore, while they participated in the initial assessment of the Merger Offer, they did not participate in the deliberations of the Independent Committee with respect to the decision to recommend the Merger Offer.

Due to ill health, Mr. W. James Tilson has not participated in the deliberations of either the Board of ARCON or the Independent Directors with respect to the Merger Offer and he has also been exempted by the Panel from the requirement to take responsibility for the information in this Announcement for which the Board of ARCON and/or the Independent Directors have taken respective responsibility.

The Independent Committee appointed Davy Corporate Finance to advise it with respect to the Merger Offer.

7. Recommendation

The Independent Directors of ARCON, who have been so advised by Davy Corporate Finance, consider the terms of the Merger Offer to be fair and reasonable. In providing its advice, Davy Corporate Finance has taken into account the commercial assessments of the Independent Directors of ARCON. Accordingly, the Independent Directors intend unanimously to recommend that ARCON Shareholders accept the Merger Offer. The Independent Directors of ARCON intend to accept the Merger Offer in respect of all of their own beneficial shareholdings of 308,717 ARCON Shares in aggregate, representing approximately 0.18% of the existing issued share capital of ARCON.

8. Irrevocable Undertakings and Letters of Intent

Lundin Mining has received an irrevocable undertaking from ARCON's largest shareholder, Sir Anthony O'Reilly, to accept or procure the acceptance of the Merger Offer, in respect of 64.11% of ARCON's existing issued share capital. This irrevocable undertaking will cease to have any effect (its other conditions which related to the making of the Merger Offer and the timing thereof now having been satisfied) if the Merger Offer has not become or been declared unconditional by 10 June 2005 or if the Merger Offer lapses or is withdrawn.

Lundin Mining has also received an irrevocable undertaking from Mr. Tony O'Reilly Jnr to accept, or procure the acceptance of the Merger Offer, in respect of 0.39% of ARCON's existing issued share capital. This irrevocable undertaking will cease to have any effect (its other conditions which related to the making of the Merger Offer and the timing thereof now having been satisfied) if the Merger Offer has not become or been declared unconditional by 10 June 2005 or if the Merger Offer lapses or is withdrawn.

The other Directors of ARCON other than Mr. W. James Tilson who hold ARCON Shares have signed non-binding letters of intent to accept the Merger Offer in respect of all of the ARCON Shares owned or controlled by them, representing approximately 0.18% of the existing issued share capital of ARCON.

9. Information on ARCON

ARCON is an Irish mining and exploration company that is listed on the Official Lists and admitted to trading on the Stock Exchanges. The main asset of the company is the Galmoy mine located in County Kilkenny, Ireland. The Galmoy mine, for the year ended

31 December 2004, produced approximately 69,000 MT of zinc in concentrate and approximately 15,000 MT of lead in concentrate.

As announced in the unaudited Preliminary Results, which were released today, as at 31 December 2004, ARCON Group cash was approximately €4 million and total debt was approximately €12.8 million. ARCON reported turnover of approximately €37.3 million and profit before tax of approximately €1.4 million for the year ended 31 December 2004.

10. Information on Lundin Mining

Overview of Lundin Mining

Lundin Mining Shares are listed on the Toronto Stock Exchange and existing Lundin Mining SDRs are listed on the O-list of the Stockholm Stock Exchange. Lundin Mining is a Canadian mining and exploration company with a primary focus in Europe. As at 31 December 2004, Lundin Mining had cash of approximately C$105 million and investments with a market value approaching US$30 million.

The principal asset of Lundin Mining is the Zinkgruvan mine in Sweden. The Zinkgruvan mine has been producing zinc, lead and silver on a continuous basis since 1857, and currently has an estimated 11-year reserve life with additional resources that could support mining for a further 8 years. Lundin Mining also holds approximately 96.4% of the shares in North Atlantic Natural Resources (NAN), a mining and exploration company listed on the O-list of the Stockholm Stock Exchange. NAN's primary asset is the Storliden copper and zinc mine in Northern Sweden. Following a recent public offer made for the shares of NAN not already owned by Lundin Mining (which, upon settlement, will increase Lundin Mining's shareholding in NAN from 74% to 96.4%), Lundin Mining intends to compulsorily acquire the outstanding shares in NAN. For the year ended 31 December 2004, the Zinkgruvan mine produced approximately 61,547 tonnes of zinc in concentrate at cash costs of approximately US$0.23/lb of zinc, while Storliden produced 22,348 tonnes of zinc in concentrate at cash costs of approximately US$0.11/lb zinc (both net of by-product credits). Lundin Mining also holds a large copper/gold exploration project in the Norrbotten Mining District in northern Sweden.

In December 2004, Lundin Mining entered into an agreement with Silver Wheaton Corporation ("Silver Wheaton"), whereby Lundin Mining agreed to sell all of its silver production from the Zinkgruvan mine to Silver Wheaton for an upfront cash payment of US$50 million, in addition to 6 million (post-consolidation) Silver Wheaton shares (ticker symbol: SLW on the Toronto Stock Exchange), and 30 million Silver Wheaton warrants (ticker symbol: SLW-W on the Toronto Stock Exchange), plus a per ounce payment at a price equal to the lesser of (a) US$3.90 (subject to a consumer price adjustment after three years) and (b) the prevailing market price per ounce of silver. Each 5 warrants plus a payment of CAD$4.00 entitles the holder to purchase one Silver Wheaton common share up to and including 5 August 2009. As part of this arrangement Lundin Mining has committed to a minimum of 40 million ounces of silver to be delivered to Silver Wheaton over a 25-year period. If at the end of the 25-year period, Lundin Mining has not delivered the agreed 40 million ounces, then it has agreed to pay to Silver Wheaton US$1.00 per ounce of silver not delivered.

Lundin Mining's strategy

Lundin Mining's mission is to explore for and extract minerals in a cost-efficient and environmentally responsible way, through wholly-owned subsidiaries and affiliated companies. A balance between exploration and producing assets will be achieved and maintained through internally developed and acquired assets. Lundin Mining's vision is to maximise shareholder value through building a significant mineral exploration and mining company primarily focused on the Nordic region and Europe.

In order to realise Lundin Mining's vision, the Board of Lundin Mining has decided to pursue the following strategy:

  Evaluate existing exploration projects as efficiently as possible.

  Acquire exploration rights for land areas known to contain mineral deposits.

  Become a joint venture partner in exploration and producing projects deemed commercially viable.

  Lundin Mining's ability to increase annual production of base metals is mainly dependent on its capacity to commence new production based on successful exploration, increase production from existing mines as well as to improve current mining and production methods. Lundin Mining's objective is growth through development of exploration deposits into commercial operations and acquisition of profitable production assets that meet Lundin Mining's focus. Lundin Mining's operations are carried out with the ambition that all exploration and production are managed in order to minimise the effect on the environment.

  Lundin Mining's positive cash flows combined with the fact that it does not hold any significant long term debt supports its objective to expand operations through acquisitions as well as development of existing assets.

  Lundin Mining is aiming for an equity ratio of 65 percent and intends to, as far as possible, finance future investments through internally generated funds once this equity ratio has been reached.

Commercial logic of the Merger

The Board of Lundin Mining considers that there is strong commercial logic in combining the businesses of Lundin Mining and ARCON, and that the Enlarged Group will enjoy the following particular benefits:

  Enhanced position in base metals mining and increased exposure to base metals prices going forward.

  Increased market position and purchasing power.

  Further diversification of mining operations.

  Increased and diversified exploration potential.

  Achieving efficiencies from sharing of technical experience and expertise across the Enlarged Group, plus reducing the costs of some overheads.

  The ability to provide employees with the benefits of being part of an enlarged organisation with increased operational and financial resources.

11. Release of Guarantees / Security

Lundin Mining has agreed to procure the release of certain guarantees and security provided by Sir Anthony O'Reilly and Indexia Holdings Limited (a company controlled by Sir Anthony O'Reilly), which were granted to ICC Bank (now Bank of Scotland) in connection with the Galmoy mine compensation bond and mine closure bond issued by that bank.

Further information in relation to these arrangements, which have been considered by the Panel, will be set out in the Offer Document.

12. Refinancing of Debt from Fairfield / Indexia

Facilities advanced by companies (Fairfield and Indexia) controlled by Sir Anthony O'Reilly totalling approximately US$17.5 million (as at 31 December 2004) including accrued interest will be assumed by Lundin Mining following completion of the Merger Offer.

Further information in relation to these arrangements, which have been considered by the Panel, will be set out in the Offer Document.

13. Financing of the Merger Offer

The financing of the Merger Offer is being made from Lundin Mining's own cash resources.

14. Directors, management and employees

Lundin Mining has given assurances to the Directors of ARCON that the existing employment rights, including pension rights, of the employees of the ARCON Group will be fully safeguarded.

Mr. Tony O'Reilly Jnr, non-executive Chairman of ARCON, will join the Board of Lundin Mining as a non-executive director following completion of the Merger.

All of the other Directors of ARCON, other than Mr. Peter Kidney who will remain on the Board of ARCON, have agreed that, following the Merger Offer becoming or being declared unconditional in all respects, they will resign from the Board of ARCON.

15. Support Agreement

ARCON has entered into a Support Agreement with Lundin Mining dated 17 March 2005. Under this agreement, ARCON has agreed, inter alia, to pay all of Lundin Mining's quantifiable third party costs and expenses (inclusive of VAT) up to a maximum of one per cent of the value of the Merger Offer. The expenses shall be payable if, having given their recommendation of the Merger Offer, any of the Independent Directors subsequently withdraws or adversely modifies their recommendation of the Merger Offer in the event of a competing offer for ARCON and in such event the Merger Offer lapses or is withdrawn. Other than in these circumstances, in the event that the Independent Directors of ARCON withdraw their recommendation, which they are entitled to do, no financial penalty arises from such withdrawal under the terms of the expense reimbursement arrangement. The terms of the expense reimbursement arrangement have been approved by the Panel.

Davy Corporate Finance, the independent financial adviser to the Independent Directors of ARCON, and the Independent Directors, have confirmed in writing to the Panel, in accordance with Note 1 of Rule 21.2 of the Irish Takeover Rules, that in the respective opinions of the Independent Directors of ARCON and Davy Corporate Finance, in the

context of the Merger Offer, the expense reimbursement arrangement is in the best interests of ARCON Shareholders.

The Support Agreement contains a non-solicitation undertaking from ARCON whereby ARCON has accepted certain restrictions on its ability to solicit, encourage or otherwise seek to procure an approach from any other potential offerors until the day on which the Merger Offer closes, lapses or is withdrawn.

16. ARCON Share Option Schemes

The Merger Offer will extend to any ARCON Shares allotted or issued pursuant to the exercise of options under the ARCON Share Option Schemes while the Merger Offer remains open for acceptance. Appropriate proposals will be made in due course to holders of options over ARCON Shares.

17. Disclosure of Interests in ARCON

As at close of business on 17 March 2005 being the last practicable date for this purpose prior to the date of this Announcement, Lundin Mining and parties acting in concert with Lundin Mining did not own or control any ARCON Shares nor do they hold any options to purchase any ARCON Shares, nor do they have any arrangements in relation to any ARCON Shares, nor have they entered into any derivative referenced to ARCON Shares which remains outstanding.

18. Compulsory acquisition, de-listing and cancellation of trading

If the Merger Offer becomes or is declared unconditional in all respects and sufficient acceptances have been received, Lundin Mining intends to apply the provisions of section 204 of the Companies Act, 1963 to acquire compulsorily any ARCON Shares not acquired or agreed to be acquired pursuant to the Merger Offer or otherwise on the same terms as the Merger Offer.

It is intended that, subject to and following the Merger Offer being declared unconditional in all respects, and subject to any applicable requirements of the Stock Exchanges or the UK Listing Authority, Lundin Mining will procure that ARCON applies for cancellation of the listing of the ARCON Shares on the Official Lists and for cancellation of trading of ARCON Shares on the markets of the Stock Exchanges. It is expected that such cancellations will take effect no earlier than 20 Business Days after the Merger Offer becomes or is declared unconditional in all respects. De-listing would significantly reduce the liquidity and marketability of any ARCON Shares in respect of which acceptances of the Merger Offer are not submitted.

19. Consideration

The Cash Component of the consideration will, in relation to ARCON Shareholders who validly accept the Merger Offer up to the time the Merger Offer becomes or is declared unconditional in all respects, be despatched not later than 14 days after the Merger Offer becomes or is declared unconditional in all respects, or thereafter, so long as the Merger

Offer remains capable of acceptance, within 14 days of receipt of acceptance of the Merger Offer.

Entitlements to Lundin Mining SDRs in respect of the Securities Component of the consideration will, in relation to ARCON Shareholders who validly accept the Merger Offer up to the time the Merger Offer becomes or is declared unconditional in all respects, be credited not later than 14 days after the Merger Offer becomes or is declared unconditional in all respects, or thereafter, so long as the Merger Offer remains capable of acceptance, within 14 days of receipt of acceptance of the Merger Offer.

ARCON Shareholders will have the ability under the Merger Offer to elect to receive cash consideration (that is, the Cash Component in respect of their ARCON Shares and any amount they are entitled to pursuant to an election for the Cash Alternative) in euro or sterling (if resident in a Participating State or the United Kingdom respectively). In default of election, the cash consideration will be paid in euro to ARCON Shareholders resident in a Participating State and in sterling to ARCON Shareholders resident in the United Kingdom. ARCON Shareholders resident elsewhere will receive cash consideration in US dollars. The amount payable will be calculated by reference to the relevant prevailing US$/€, SEK/€, SEK/Stg£ and US$/Stg£ exchange rates as determined by the Receiving Agent at the latest practicable time for the relevant payment date. Further details in relation to this facility will be contained in the Offer Document.

20. General

This Announcement does not constitute an offer or an invitation to offer to purchase or subscribe for any securities and does not constitute an offer of Lundin Mining Securities.

This Announcement is being made pursuant to Rule 2.5 of the Irish Takeover Rules.

The Merger Offer will be subject to the applicable requirements of the Irish Takeover Rules, the Irish Stock Exchange, the UK Listing Authority and the London Stock Exchange.

Any person who is the holder of one per cent or more of ARCON Shares may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover (Amendment) Rules 2002, effective from the commencement of the offer period in respect of the Merger Offer.

Macquarie Bank Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Lundin Mining and no one else in connection with the Merger Offer for ARCON and will not be responsible to anyone other than Lundin Mining for providing the protections afforded to clients of Macquarie Bank Limited or for giving advice in relation to the Merger Offer, the contents of this Announcement or any transaction or arrangement referred to herein.

Davy Corporate Finance Limited, which is regulated in Ireland by the Irish Financial Services Regulatory Authority, is acting for the Independent Directors and for no one else in relation to the matters described in this Announcement and will not be responsible to anyone other than the Independent Directors for providing the protections afforded to clients of Davy Corporate Finance Limited or for giving advice in relation to the Merger Offer, the contents of this Announcement or any transaction or arrangement referred to herein.

This Announcement has been approved, solely for the purposes of section 21 of the Financial Services and Markets Act 2000 of the UK, by Macquarie Bank Limited of Levels 29 & 30, CityPoint, One Ropemaker Street, London EC2Y 9HD, which is authorised and regulated in the United Kingdom by the Financial Services Authority.

The full text of the conditions and reference to certain further terms of the Merger Offer are set out in Appendix I and form part of this Announcement and will be set out in full in the Offer Document. Appendix II contains definitions of certain terms used in this Announcement. The Offer Document will be despatched to ARCON Shareholders and, for information only, to holders of options under the ARCON Share Option Schemes, as soon as reasonably practicable and in any event within 28 days of the date of this Announcement.

The Directors of Lundin Mining accept responsibility for the information contained in this Announcement, other than that relating to ARCON, the ARCON Group, the Directors of ARCON and members of their immediate families, related trusts and persons connected with them and other than the recommendation and related opinions of the Independent Directors. To the best of the knowledge and belief of the Directors of Lundin Mining, who have taken all reasonable care to ensure that such is the case, the information contained in this Announcement for which they accept responsibility is in accordance with the facts and, does not omit anything likely to affect the import of such information.

The Directors of ARCON, other than Mr. W. James Tilson, accept responsibility for the information contained in this Announcement, other than that relating to Lundin Mining, the Lundin Mining Group, the Directors of Lundin Mining and members of their immediate families, related trusts and persons connected with them except for the recommendation and related opinions of the Independent Directors. To the best of the knowledge and belief of the Directors of ARCON other than Mr. W. James Tilson, who have taken all reasonable care to ensure that such is the case, the information contained in this Announcement for which they accept responsibility is in accordance with the facts and, does not omit anything likely to affect the import of such information. The Independent Directors accept responsibility for the recommendation and the related opinions of the Independent Directors contained in this Announcement. To the best of the knowledge and belief of the Independent Directors, who have taken all reasonable care to ensure that such is the case, the information contained in this Announcement for which they accept responsibility is in accordance with the facts and, does not omit anything likely to affect the import of such information.

Unless otherwise determined by Lundin Mining, the Merger Offer will not be made directly or indirectly in, into or from Australia, Japan, South Africa, the United States or any other jurisdiction where it would be unlawful to do so, or by the use of the mails, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce, or by any facility of a national securities exchange of Australia, Japan, South Africa, the United States or any other jurisdiction where it would be unlawful to do so, and the Merger Offer will not be capable of acceptance by any such means, instrumentality or facility from within Australia, Japan, South Africa, the United States or any jurisdiction where it would be unlawful to do so. Accordingly, unless otherwise determined by Lundin Mining, neither copies of this Announcement nor any other documents related to the Merger Offer are being, or may be, mailed or otherwise distributed or sent in, into or from Australia, Japan, South Africa, the United States or any other jurisdiction where it would be unlawful to do so and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from Australia, Japan, South Africa, the United States or any other jurisdiction where it would be unlawful to do so, as doing so may invalidate any purported acceptance of the Merger Offer. Notwithstanding the foregoing restrictions, Lundin Mining reserves the right to permit the Merger Offer to be accepted, if in its sole discretion, it is satisfied that the transaction in question is exempt from or not subject to the legislation or regulation giving rise to the restrictions in question.

APPENDIX I

Part A: Conditions of the Merger Offer

The Merger Offer will be subject to the following conditions:

(a)    valid acceptances being received (and not, where permitted, withdrawn) by not later than 3.00 p.m. (Dublin time) on the initial closing date (or such later time(s) and/or date(s) as Lundin Mining may, subject to the Irish Takeover Rules, decide) in respect of not less than 80 per cent (or such lower percentage as Lundin Mining may decide) in nominal value of the ARCON Shares Affected, provided that this condition shall not be satisfied unless Lundin Mining shall have acquired or agreed to acquire (whether pursuant to the Merger Offer or otherwise) ARCON Shares carrying in aggregate more than 50 per cent of the voting rights then exercisable at a general meeting of ARCON.

For the purposes of this condition:

(i)    any ARCON Shares which have been unconditionally allotted shall be deemed to carry the voting rights they will carry upon their being entered in the register of members of ARCON; and

(ii)    the expression "ARCON Shares Affected" shall mean:

A.    ARCON Shares which have been issued or unconditionally allotted on or before the date the Merger Offer is made, excluding any ARCON Shares which have been cancelled after the date on which the Merger Offer is made; and

B.    ARCON Shares which have been issued or unconditionally allotted after the date the Merger Offer is made but before the time at which the Merger Offer closes, or such earlier date as Lundin Mining may, subject to the Irish Takeover Rules, decide (not being earlier than the date on which the Merger Offer becomes unconditional as to acceptances or, if later, the initial closing date), excluding any ARCON Shares which have been cancelled after the date on which the Merger Offer is made;

but excluding any ARCON Shares which, on the date the Merger Offer is made, are already in the beneficial ownership of Lundin Mining within the meaning of section 204 of the Companies Act 1963;

(b)    unless or to the extent otherwise agreed with the Panel, Admission becoming effective or (if determined by Lundin Mining and subject to the consent of the Panel) becoming effective subject only to (i) the creation of such Lundin Mining SDRs and/or (ii) the Merger Offer becoming or being declared unconditional in all respects;

(c)    all of the ARCON Mining Licences, Access Rights or ARCON Planning Permissions remaining in full force and effect, or, if applicable, being obtained and there being no notice in writing of an intention to revoke or adversely modify or not to renew the same at the time at which the Merger Offer becomes otherwise unconditional or any adverse action being taken thereunder by any ministerial or local authority (other than adverse action which would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole) and none of the ARCON Mining Licences or ARCON Planning Permissions being terminated or adversely modified and there being no material breach of the terms or conditions of any of the ARCON Mining Licences or ARCON Planning Permissions at the date on which the Merger Offer becomes otherwise unconditional (except where the consequence of the material breach of any such ARCON Mining Licence or ARCON Planning Permission would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole) provided that where any ARCON Planning Permission is not in full force and effect, or there has been a notice in writing of an intention to revoke or adversely modify or not to renew the same at the time at which the Merger Offer becomes otherwise unconditional (a "Default Event") then this condition will be treated as satisfied unless the Default Event is material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole;

(d)    no central bank, government or governmental, quasi-governmental, supranational, statutory, regulatory or investigative body, including any national anti-trust or merger control authorities, court, tribunal, trade agency, professional association, environmental body, any analogous body whatsoever or tribunal in any jurisdiction (each a "Third Party") having decided to take, institute or implement any action, proceeding, suit, investigation, enquiry or reference or having made, proposed or enacted any statute, regulation or order or having withheld any consent or having done or decided to do anything which would or might reasonably be expected to:

(i)    make the Merger Offer or its implementation, or the acquisition or the proposed acquisition by Lundin Mining of any shares in, or control of, ARCON, or any of the material assets of ARCON void, illegal or unenforceable under the laws of any jurisdiction, or otherwise, directly or indirectly, restrain, revoke, prohibit, materially restrict or materially delay the same or impose additional or different conditions or obligations with respect thereto (except for conditions or obligations that would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole) or otherwise challenge or interfere therewith (except where the result of such challenge or interference would not have, or would not reasonably be expected to have, a material adverse effect on the Wider ARCON Group taken as a whole);

(ii)    result in a material delay in the ability of Lundin Mining, or render Lundin Mining unable, to acquire some or all of the ARCON Shares or require a divestiture by any member of the Wider Lundin Mining Group of any shares in ARCON;

(iii)   (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole) require, prevent or delay the divestiture by any member of the Wider Lundin Mining Group or by any member of the Wider ARCON Group of all or any portion of their respective businesses, assets (including, without limitation, the shares or securities of any other member of the ARCON Group) or property or (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole) impose any limitation on the ability of any of them to conduct their respective businesses (or any of them) or own their respective assets or properties or any part thereof;

(iv)  impose any material limitation on or result in a material delay in the ability of Lundin Mining to acquire, or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership of shares (or the equivalent) in, or to exercise voting or management control over, ARCON or (to the extent ARCON has such rights) any member of the Wider ARCON Group which is material in the context of the Wider ARCON Group taken as a whole or (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole) on the ability of any member of the Wider ARCON Group to hold or exercise effectively, directly or indirectly, rights of ownership of shares (or the equivalent) in, or to exercise rights of voting or management control over, any member of the Wider ARCON Group which is material in the context of the Wider ARCON Group taken as a whole;

(v)   (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider ARCON Group, taken as a whole) require any member of the Wider Lundin Mining Group or any member of the Wider ARCON Group to acquire or offer to acquire any shares or other securities (or the equivalent) in, or any interest in any asset owned by, any member of the Wider ARCON Group owned by any third party;

(vi)   impose any limitation on the ability of any member of the ARCON Group to integrate or co-ordinate its business, or any part of it, with the businesses of any member of the Wider ARCON Group

(except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole);

(vii) result in any member of the Wider ARCON Group ceasing to be able to carry on business in any jurisdiction in which it presently does so (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole);

(viii) cause any member of the Wider ARCON Group to cease to be entitled to any Authorisation (as defined in paragraph (e) below) used by it in the carrying on of its business (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider ARCON Group, taken as a whole); or

(ix)  otherwise materially adversely affect the business, profits, assets, liabilities, financial or trading position of any member of the Wider ARCON Group (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole);

(e)   all necessary notifications and filings having been made, all necessary waiting and other time periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction in which ARCON or any subsidiary or subsidiary undertaking of ARCON which is material in the context of the ARCON Group taken as a whole (a "Material Subsidiary") is incorporated or carries on business which is material in the context of the Wider ARCON Group taken as a whole having expired, lapsed or having been terminated (as appropriate) (save to an extent which would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole) and all statutory or regulatory obligations in any jurisdiction in which ARCON or a Material Subsidiary shall be incorporated or carry on business which is material in the context of the Wider ARCON Group taken as a whole having been complied with (save to an extent which would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole), in each case, in connection with the Merger Offer or its implementation and all authorisations, orders, recognitions, grants, consents, clearances, confirmations, licences, permissions and approvals in any jurisdiction ("Authorisations" and each an "Authorisation") reasonably deemed necessary by Lundin Mining for or in respect of the Merger Offer having been obtained on terms and in a form reasonably satisfactory to Lundin Mining from all appropriate Third Parties, (except where the consequence of the absence of any such Authorisation would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole) all such Authorisations remaining in full force and effect, there being no written notice of an intention to revoke or vary or not to renew the same at the time at which the Merger Offer become otherwise unconditional and all necessary statutory or regulatory obligations in any such jurisdiction having been complied with (except where the consequence of the absence of any such Authorisation would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole);

(f)    all applicable waiting periods and any other time periods during which any Third Party could, in respect of the Merger Offer or the acquisition or proposed acquisition of any shares or other securities (or the equivalent) in, or control of, ARCON or any member of the Wider ARCON Group by Lundin Mining, institute or implement any action, proceedings, suit, investigation, enquiry or reference under the laws of any jurisdiction which would be reasonably expected adversely to affect (to an extent which would be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole) any member of the ARCON Group, having expired, lapsed or been terminated;

(g)    except as disclosed, there being no provision of any arrangement, agreement, licence, permit, franchise, facility, lease or other instrument to which any member of the Wider ARCON Group is a party or by or to which any such member or any of its respective assets may be bound, entitled or be subject and which, in consequence of the Merger Offer or the acquisition or proposed acquisition by Lundin Mining of any shares or other securities (or the equivalent) in or control of, ARCON or any member of the ARCON Group or because of a change in the control or management of ARCON or otherwise, would or would be reasonably expected to result (except where, in any of the following cases, the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as whole) in:

(i)    any monies borrowed by, or any indebtedness or liability (actual or contingent) of, or any grant available to any member of the Wider ARCON Group becoming, or becoming capable of being declared, repayable immediately or prior to their or its stated maturity;

(ii)   the creation or enforcement of any mortgage, charge or other security interest wherever existing or having arisen over the whole or any part of the business, property or assets of any member of the Wider ARCON Group or any such mortgage, charge or other security interest becoming enforceable;

(iii)   any such arrangement, agreement, licence, permit, franchise, facility, lease or other instrument or the rights, liabilities, obligations or interests of any member of the Wider ARCON Group thereunder, or the business of any such member with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated or adversely modified or any adverse action being taken or any obligation or liability arising thereunder;

(iv)   any material assets or interests of, or any material asset the use of which is enjoyed by, any member of the Wider ARCON Group being or falling to be disposed of or charged, or ceasing to be available to any member of the Wider ARCON Group or any right arising under which any such asset or interest would be required to be disposed of or charged or would cease to be available to any member of the Wider ARCON Group otherwise than in the ordinary course of business;

(v)   any member of the Wider ARCON Group ceasing to be able to carry on business;

(vi)   the value of, or financial or trading position of any Material Subsidiary being prejudiced or adversely affected; or

(vii)  the creation of any liability or liabilities (actual or contingent) by any member of the Wider ARCON Group;

unless, if any such provision exists, such provision shall have been waived, modified or amended on terms satisfactory to Lundin Mining;

(h)    except as disclosed and/or save as publicly announced (by the delivery of an announcement to the Irish Stock Exchange or the London Stock Exchange or otherwise publicly disclosed in the ARCON Group annual report for the year ended 31 December 2003) by ARCON, no member of the Wider ARCON Group having, since 31 December 2003:

(i)    issued or agreed to issue additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible or exchangeable securities (except for (A) issues to ARCON or wholly-owned subsidiaries of ARCON, or (B) upon any exercise of options under the ARCON Share Option Schemes);

(ii)   recommended, declared, paid or made any bonus, dividend or other distribution other than bonuses, dividends or other distributions lawfully paid or made to another member of the Wider ARCON Group;

(iii)   (save for transactions between two or more members of the ARCON Group ("intra-ARCON Group transactions")) made or authorised, proposed or announced any change in its loan capital (save in respect of loan capital which is not material (in value terms or otherwise) in the context of the ARCON Group taken as a whole);

(iv) save for intra-ARCON Group transactions, implemented, authorised, proposed or announced its intention to propose any merger, demerger, reconstruction, amalgamation, scheme or (except in the ordinary and usual course of trading) acquisition or disposal of (or of any interest in) material assets or shares (or the equivalent thereof) in any undertaking or undertakings (except in any such case where the consequences of any such merger, demerger, reconstruction, amalgamation, scheme, acquisition or disposal would not be material (in value terms or otherwise) in the context of the ARCON Group taken as a whole);

(v)   except in the ordinary and usual course of business entered into or materially improved, or made any offer (which remains open for acceptance) to enter into or improve, the terms of the employment contract with any director of ARCON or any person occupying one of the senior executive positions in the ARCON Group or permitted a variation in the terms or rules governing the ARCON Share Option Schemes;

(vi)  (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the ARCON Group, taken as a whole) issued or agreed to issue any loan capital or (save in the ordinary course of business and save for intra-ARCON Group transactions) debentures or incurred any indebtedness or contingent liability;

(vii)  purchased, redeemed or repaid or announced any offer to purchase, redeem or repay any of its own shares or other securities (or the equivalent) or reduced or made any other change to any part of its share capital;

(viii) (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole) (A) merged with any body corporate, partnership or business, or (B) and save for intra-ARCON Group transactions acquired or disposed of, transferred, mortgaged or encumbered any material assets or any right, title or interest in any asset (including shares and trade investments);

(ix)   (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole), entered into or varied any contract, transaction, arrangement or commitment or announced its intention to enter into or vary any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which is or would be materially restrictive on the business of any member of the Wider ARCON Group;

(x)    waived or compromised any claim which would be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole;

(xi)   (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider ARCON Group, taken as a whole) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole) ceased or threatened to cease to carry on all or a substantial part of any business;

(xii) (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole) made or agreed to any significant change to the terms of the trust deeds constituting the pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or to the pensions which are payable thereunder, or to the basis on which qualification for or accrual or entitlement to such benefits or pensions are calculated or determined, or to the basis upon which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to any change to the trustees involving the appointment of a trust corporation;

(xiii) (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole) and save for voluntary solvent liquidations, taken any corporate action or had any legal proceedings instituted against it in respect of its winding-up, dissolution, examination or reorganisation or for the appointment of a receiver, examiner, administrator, administrative receiver, trustee or similar officer of all or any part of its assets or revenues, or (A) any analogous proceedings in any jurisdiction, or (B) appointed any analogous person in any jurisdiction in which ARCON or any Material Subsidiary shall be incorporated or carry on any business which is material in the context of the ARCON Group taken as a whole;

(xiv) entered into any agreement, contract or binding commitment or passed any resolution or made any offer or announcement with respect to, or to effect any of the transactions, matters or events set out in this condition; or

(xv)  except in the case of amendments to the memoranda or articles of association of subsidiaries which are not material, amended its memorandum or articles of association;

(i)    except as disclosed and/or save as publicly announced by ARCON (by delivery of an announcement to the Irish Stock Exchange or the London Stock Exchange or otherwise publicly disclosed in the ARCON Group annual report for the year ended 31 December 2003) on or prior to the issue of this Announcement:

(i)    there not having arisen any adverse change or deterioration in the business, assets, financial or trading position or profits of ARCON or any member of the Wider ARCON Group (save to an extent which would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole);

(ii)   no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider ARCON Group is or would reasonably be expected to become a party (whether as plaintiff or defendant or otherwise) and no investigation by any Third Party against or in respect of any member of the Wider ARCON Group having been instituted or remaining outstanding by, against or in respect of any member of the ARCON Group (save where the consequences of such litigation, arbitration proceedings, prosecution or other legal proceedings or investigation are not or would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole);

(iii)  no contingent or other liability existing or having arisen which would reasonably be expected to affect adversely any member of the Wider ARCON Group (save where such liability is not or would not be material (in value terms) in the context of the Wider ARCON Group taken as a whole); and

(iv)  no steps having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence, consent, permit, Access Right or authorisation held by any member of the Wider ARCON Group which is necessary for the proper carrying on of its business and which is material in the context of the Wider ARCON Group;

(j)    except as disclosed, Lundin Mining not having discovered that any financial, business or other information concerning the Wider ARCON Group which is material in the context of the Wider ARCON Group taken as a whole and which has been publicly disclosed, is materially misleading, contains a material misrepresentation of fact or omits to state a fact necessary to make the material information contained therein not misleading (save where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole);

(k)    except as disclosed and/or save as publicly announced (by delivery of an announcement to the Irish Stock Exchange or the London Stock Exchange or otherwise publicly disclosed in the ARCON Group annual report for the year ended 31 December 2003) by ARCON on or prior to the issue of this Announcement, Lundin Mining not having discovered:

(i)    that any member of the Wider ARCON Group or any partnership, company or other entity in which any member of the Wider ARCON Group has an interest and which is not a subsidiary undertaking of ARCON is subject to any liability, contingent or otherwise (save where such liability is not or would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as whole);

(ii)    in relation to any release, emission, discharge, disposal or other fact or circumstance which has caused or reasonably might impair the environment or harm human health, that any past or present member of the Wider ARCON Group has acted in material violation of any laws, statutes, regulations, notices or other legal or regulatory requirements of any Third Party (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the ARCON Group, taken as a whole);

(iii)   that there is, or is likely to be, any liability, whether actual or contingent, to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the Wider ARCON Group or any other property or any controlled waters under any environmental legislation, regulation, notice, circular, order or other lawful requirement of any relevant Authority (whether by formal notice or order or not) or Third Party or otherwise (save where such liability is not or would not be material (in value terms or otherwise) in the context of the ARCON Group taken as a whole); and

(iv)   except as disclosed, that circumstances exist at the date the offer is made which are likely to result in any actual or contingent liability to any member of the Wider ARCON Group under any applicable legislation referred to in sub-paragraph (iii) above to improve or modify existing or install new plant, machinery or equipment or to carry out any changes in the processes currently carried out (save where such liability is not or would not be material (in value terms or otherwise) in the context of the ARCON Group taken as a whole);

(l)    except as disclosed, no member of the ARCON Group being in default under the terms or conditions of any material facility or agreement or arrangement for the provision of loans, credit or drawdown facilities, or of any security, surety or guarantee in respect of any facility or agreement or arrangement for the provision of loans, credit or drawdown facilities to any member of the ARCON Group (save where such default is not or would not be so material (in value terms or otherwise) in the context of the ARCON Group taken as a whole);

(m)    for the purposes of the conditions set out above:

(i)    "ARCON Group" means ARCON and its subsidiaries and subsidiary undertakings;

(ii)   "disclosed" means fairly disclosed by or on behalf of ARCON in writing (or in written form), to Lundin Mining or Macquarie or its respective employees, officers or advisers at any time up to 18 March 2005 (being the date of this Announcement) or orally at formal due diligence meetings between representatives of Lundin Mining and ARCON;

(iii)   "initial closing date" means 3.00 p.m. (Dublin time) on the date fixed by Lundin Mining as the first closing date of the Merger Offer, unless and until Lundin Mining in its discretion shall have extended the initial offer period, in which case the term "initial closing date" shall mean the latest time and date at which the initial offer period, as so extended by Lundin Mining, will expire or, if earlier, the date on which the Merger Offer become or are declared unconditional in all respects;

(iv)   "initial offer period" means the period from the date of the Merger Offer Document to and including the initial closing date;

(v)   "parent undertaking", "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings given by the European Communities (Companies: Group Accounts) Regulations, 1992;

(vi)   "substantial interest" means an interest in 20 per cent or more of the voting equity capital of an undertaking;

(vii)  "Wider ARCON Group" means ARCON or any of its subsidiaries or subsidiary undertakings or associated companies (including any joint venture, partnership, firm or company or undertaking in which any member of the Lundin Mining Group (aggregating their interests) is interested) or any company in which any such member has a substantial interest; and

(viii) "Wider Lundin Mining Group" means Lundin Mining or any of its subsidiaries or subsidiary undertakings or associated companies (including any joint venture, partnership, firm or company or undertaking in which any member of the Lundin Mining Group (aggregating their interests) is interested) or any company in which any such member has a substantial interest.

Subject to the requirements of the Panel, Lundin Mining reserves the right (but shall be under no obligation) to waive, in whole or in part, all or any of the above conditions apart from conditions (a) and (b).

The Merger Offer will lapse unless all of the conditions set out above have been fulfilled or (if capable of waiver) waived or, where appropriate, have been determined by Lundin Mining to be or to remain satisfied on the day which is 21 days after the later of: (i) the initial closing date, (ii) the date on which condition (a) is fulfilled or (iii) such later date as Lundin Mining may, with the consent of the Panel (to the extent required) decide. Except for condition (a), Lundin Mining shall not be obliged to waive (if capable of waiver) or treat as satisfied any condition by a date earlier than the latest day for the fulfilment of all conditions referred to in the previous sentence, notwithstanding that any other condition of the Merger Offer may at such earlier date have been waived or fulfilled or that there are at such earlier dates no circumstances indicating that the relevant condition may not be capable of fulfilment.

Part B: Illustrative Financial Effects of Acceptance of the Merger Offer

The following table sets out, FOR ILLUSTRATIVE PURPOSES ONLY AND ON THE BASES AND ASSUMPTIONS SET OUT BELOW, the potential financial effects of acceptance of the Merger Offer on capital value and gross income for an accepting ARCON Shareholder if the Merger Offer becomes or is declared unconditional in all respects.

(a) Increase in capital value	Notes
Market value of 100 ARCON Shares	(i)	€46.00

Cash Consideration for every 100 ARCON Shares	(ii)	€27.08
Value of 3.2196 Lundin Mining SDRs	(iii), (iv)	€25.15

Total value of consideration		€52.23
Increase in capital value		€6.23
This represents an increase in capital value of approximately		13.54%

(b) Increase in gross income	Notes
Gross income on 100 ARCON Shares	(v)	Nil

Gross income from 3 Lundin Mining SDRs	(vi)	Nil
Gross income from reinvestment of cash consideration	(vii)	€0.95

Total gross income from consideration		€0.95
Increase in gross income		€0.95

Notes:

(i)    The value of one ARCON Share is based on the Closing Price per ARCON Share of €0.46 on 16 March 2005 (being the latest practicable date prior to the issue of this Announcement).

(ii)    The cash consideration is based on the euro equivalent per ARCON Share of US$0.362198 in cash per ARCON Share based on the US$/€ exchange rate of US$1: €0.74778 on 16 March 2005.

(iii)   The value for the Lundin Mining SDRs is based on the Closing Price per Lundin Mining SDR of SEK71 on 16 March 2005 (being the latest practicable date prior to the issue of this Announcement) converted to euro based on the SEK1/€0.11001 exchange rate on 16 March 2005).

(iv)  This includes the value of any fractional entitlements to Lundin Mining SDRs which, under the terms of the Merger Offer, will be aggregated and sold in the market for the benefit of the relevant ARCON Shareholders.

(v)   ARCON has paid no dividends.

(vi)   Lundin Mining has paid no dividends. Fractional entitlements to Lundin Mining SDRs will not be allocated under the Merger Offer.

(vii) This is an illustrative reinvestment assumption only. The gross income from the re-investment of the cash consideration has been calculated on the assumption that the cash is re-invested so as to yield 3.51% per annum, being the longest dated euro-denominated Irish Government bond with a maturity of April 2013, as obtained from the Financial Times on 16 March 2005 (the last practicable date prior to the issue of this Announcement).

(viii) No account has been taken of any potential liability to taxation.

(ix)   No assumption has been made with respect to the Cash Alternative.

BASES AND SOURCES

(a)    The information on the Lundin Mining Group in this announcement is extracted from the Annual Report and Accounts of Lundin Mining for the five years ended 31 December 2003 and the interim results for the twelve months ended 31 December 2004.

(b)    The audited financial information on the ARCON Group is extracted from the Annual Report and Accounts of ARCON for the three financial years ended 31 December 2003 and the unaudited financial information on the ARCON Group is extracted from the preliminary results for the twelve months ended 31 December 2004.

(c)    The value of the Merger Offer is based upon there being 173,938,282 ARCON Shares in issue and 4,883,844 ARCON Shares issuable to holders of options under the ARCON Share Option Schemes in issue in each case as at 16 March 2005 (being the last practicable date prior to the issue of this Announcement).

(d)    As at 16 March 2005, there are 34,732,667 existing Lundin Mining Shares in issue. Following the compulsory acquisition of the remaining shares in NAN not owned by Lundin Mining, Lundin Mining is expected to have issued approximately 1,313,396 Lundin Mining SDRs to shareholders in NAN.

(e)    The prices of existing Lundin Mining SDRs are sourced from the O-list of the Stockholm Stock Exchange, unless otherwise stated, and the prices of Lundin Mining Shares are sourced from the Toronto Stock Exchange, unless otherwise stated.

(f)    The prices of ARCON Shares are sourced from the Official List of the Irish Stock Exchange, unless otherwise stated.

(g)    All US$/SEK/Stg£/€ exchange rates for a particular time and/or date prior to the date of this Announcement are European Central Bank Euro Foreign Exchange Reference Rates, sourced from www.ecb.int.

(h)    Amounts referred to in this Announcement as having been converted to euro as at 16 March 2005 have been converted at the following exchange rates: US$1: €0.74778; and SEK1: €0.11001.

APPENDIX II

Definitions

In this Announcement, unless the context otherwise requires the following expressions have the following meaning:

"Admission"	the admission of the Lundin Mining
SDRs created in connection with the
Merger Offer to the O-list of the
Stockholm Stock Exchange and the
admission of the underlying Lundin
Mining Shares to the Toronto Stock
Exchange becoming effective;

"Access Rights"	all rights of access which are required by
ARCON to exploit the ARCON Mining
Licences;

"ARCON"	ARCON International Resources P.l.c.;

"ARCON Group"	ARCON, its subsidiaries and associated
undertakings;

"ARCON Mining Licences"	the mining licences under which
ARCON operates at Galmoy mine,
details of the principal terms of which
will be set out in the Offer Document;

"ARCON Planning Permissions"	the planning permissions granted to
ARCON;

"ARCON Shareholders"	holders of ARCON Shares;

"ARCON Shareholding"	the ARCON Shares owned by an
ARCON Shareholder;

"ARCON Shares"	the existing issued and unconditionally
allotted, fully paid ordinary shares of
€0.10 each in the capital of ARCON and
any such further shares which may be
issued and unconditionally allotted prior
to the date on which the Merger Offer
closes or, subject to the Irish Takeover
Rules, such earlier date as Lundin
Mining may decide and each an
"ARCON Share";

"ARCON Share Option Schemes"	means the ARCON 1986 Share Option
Scheme (which has now expired) and the
ARCON 1997 Share Option Scheme;

"ARCON Share Options"	means options granted under the
ARCON Share Option Schemes;

"Australia"	the Commonwealth of Australia, its
possessions, territories and all areas
subject to its jurisdiction and political
sub-divisions thereof;

"Business Day"	a day, not being a Saturday or Sunday,
on which the banks in Dublin and
London are open for business;

"CAD$"	Canadian dollars;

"Cash Alternative"	means the cash alternative facility
referred to in this Announcement
whereby all ARCON Shareholders may
elect to receive an amount in cash
equivalent to the full value of the Merger
Offer per ARCON Share in respect of
the first 1,000 ARCON Shares registered
in each ARCON Shareholder's name;

"Cash Component"	US$36.2198 in cash which each holder
of 100 ARCON Shares, who validly
accepts the Merger Offer, shall be
entitled to receive under the terms of the
Merger Offer and so on in proportion for
any greater or lesser number of ARCON
Shares held;

"Closing Price"	the official closing price or closing
middle market quotation, as appropriate,
of a ARCON Share as derived from the
Official List or an Lundin Mining Share
as derived from the official list of the
Toronto Stock Exchange or an existing
Lundin Mining SDR as derived from the
O-list of the Stockholm Stock Exchange;

"Common Share"	a common share without par or nominal
value in the capital of Lundin Mining;

"Davy Corporate Finance"	Davy Corporate Finance Limited, a
private limited company incorporated in
Ireland;

"Directors"	the directors of ARCON or of Lundin
Mining, as the context so requires;

"Enlarged Group"	Lundin Mining Group as enlarged by the
Merger following completion of the
Merger Offer;

"Euro" or "€" "cent" or "c"	the currency introduced on 1 January
1999 pursuant to the treaty establishing
the European Community;

"Fairfield"	Fairfield Holdings Limited, a private
company incorporated in Cyprus and
wholly owned and controlled by Sir
Anthony O'Reilly;

"FSMA"	the Financial Services and Markets Act
2000 of the United Kingdom;

"Independent Committee"	the committee of the Board of ARCON,
comprises of the Independent Directors,
established for the purposes of
considering and, if appropriate,
recommending the Merger Offer;

"Independent Directors"	the directors of ARCON other than Mr.
Tony O'Reilly Jnr, Mr. James S. D.
McCarthy, Mr. David Roxburgh and Mr.
W. James Tilson;

"Indexia"	Indexia Holdings Limited, a private
company wholly owned and controlled
by Sir Anthony O'Reilly;

"Initial Announcement"	the announcement made by Lundin
Mining and ARCON relating to a
possible offer, dated 3 March 2005;

"Ireland"	Ireland, excluding Northern Ireland;

"Irish Stock Exchange"	The Irish Stock Exchange Limited;

"Irish Takeover Rules"	the Irish Takeover Panel Act 1997,
Takeover (Amendment) Rules 2002 and
the Irish Takeover Panel Act 1997,
Substantial Acquisition Rules, 2001 or
any of them as the context may require;

"Japan"	Japan, its cities and prefectures,
territories and possessions;

"Listing Rules"	means the Irish Listing Rules and the
Listing Rules of the UK Listing
Authority;

"London Stock Exchange"	London Stock Exchange plc;

"Lundin Mining"	Lundin Mining Corporation;

"Lundin Mining Group"	Lundin Mining, its subsidiaries and
associated undertakings;

"Lundin Mining SDRs"	Lundin Mining Swedish Depository
Receipts, each of which represents one
Common Share in Lundin Mining;

"Lundin Mining Securities"`	Lundin Mining Shares and Lundin
Mining SDRs;

"Lundin Mining Share"	a Common Share;

"Macquarie"	Macquarie Bank Limited;

''Merger''	the proposed merger of Lundin Mining
and ARCON;

"Merger Offer"	the recommended offer by Lundin
Mining for the ARCON Shares and
(where the context so requires) any
revision, variation or renewal thereof and
extension thereto;

"MT"	metric tonnes;

"NAN"	North Atlantic Natural Resources AB
(publ);

"Offer Document"	the document detailing the terms and
conditions of the Merger Offer to be
circulated to ARCON Shareholders and
for information to holders of ARCON
Share Options;

"Offer Period"	means the period commencing on 3
March 2005 (the date of the
announcement of the possible offer for
ARCON by Lundin Mining) and ending
on the initial closing date (as defined in
paragraph (m)(iii) of Appendix I) or, if
later, the time at which the Merger Offer
becomes unconditional as to acceptances
or lapses, whichever occurs first;

"Official Lists"	means the Official List of the Irish Stock
Exchange and/or the Official List of the
UK Listing Authority as the context so
requires;

"Panel"	the Irish Takeover Panel established
under the Irish Takeover Panel Act 1997;

"Participating States"	participating member states of the
European Union as defined in Recital (2)
of Council Regulation 974/98/EC;

"Preliminary Results"	the unaudited consolidated results of
ARCON for the twelve months ended 31
December 2004 announced on the date
of this Announcement;

"Receiving Agent"	Capita Corporate Registrars Plc;

"SDRs"	Swedish Depository Receipts;

"Securities Component"	the 3.2196 Lundin Mining SDRs which
each holder of 100 ARCON Shares, who
validly accepts the Merger Offer, shall
be entitled to receive under the terms of
the Merger Offer and so on in proportion
for any greater or lesser number of
ARCON Shares held;

"SEK"	Swedish kronor;

"Stg£"	the lawful currency of the United
Kingdom;

"Stock Exchanges"	the Irish Stock Exchange and the London
Stock Exchange;

"Stockholm Stock Exchange"	Stockholmbörsen;

"Support Agreement"	the agreement dated 17 March 2005
between ARCON and Lundin Mining in
relation to expense reimbursement, the
principal terms of which are summarised
in section 15 of this Announcement;

"UK Listing Authority"	the Financial Services Authority of the
United Kingdom acting in its capacity as
competent authority for the purposes of
Part VI of FSMA;

"United Kingdom "or "UK"	the United Kingdom of Great Britain and
Northern Ireland;

"United States" or "US"	the United States of America, its
territories and possessions, any state of
the United States of America and the

District of Columbia and all other areas
subject to its jurisdiction or any political
subdivision thereof;

"US$"	US dollars;

"US Securities Act"	the United States Securities Act of 1933,
as amended, updated and superseded
from time to time;

Any references to "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings given by the European Communities (Companies: Group Accounts) Regulations, 1992.

Any reference to "subsidiary" has the meaning given to it by section 155 of the Companies Act, 1963.

Any references to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof. Any reference to any legislation is to Irish legislation unless specified otherwise.

Words importing the singular shall include the plural and vice versa and words importing the masculine shall include the feminine or neuter gender.